Press release

Date
March 30, 2010

Danfoss A/S and Danfoss Acquisition, Inc. Announce Availability of Amended Tender Offer Materials

Danfoss A/S (“Danfoss”) and Danfoss Acquisition, Inc. (the “Purchaser”) announced today that they have amended their tender offer materials filed with the Securities and Exchange Commission (the “SEC”) for the cash tender offer (the “Offer”) for all of the outstanding shares of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss”) (NYSE:SHS) not already owned by Danfoss and its subsidiaries for $13.25 per share.  The amendment was made in response to comments received from the SEC during its review process with the primary purpose of providing additional disclosure about, among other things, financial information of Sauer-Danfoss Inc., including the following balance sheet data and ratio of earnings to fixed charges of Sauer-Danfoss for the last two fiscal years:

	Year Ended
	December 31,	December 31,
(Dollars in millions except ratio of earnings to fixed changes)	2009	2008
Balance Sheet Data:
Inventories	177.6	325.5
Property, plant and equipment, net	513.5	598.4
Total assets	1,068.3	1,467.7
Total debt	533.2	491.4
Stockholders’ equity	154.6	477.9
Debt to total capital	77.5%	50.7%
Other Data:
Ratio of Earnings to Fixed Charges	(4.40)	1.10
Inadequate Earnings to Cover Fixed Charges	(0.27)	-

All other terms and conditions of the Offer remain the same, as set forth in the tender offer materials previously disseminated by Danfoss and the Purchaser. In particular, the Offer is subject to the non-waivable condition that it be accepted by holders of a majority of the outstanding shares of common stock of Sauer-Danfoss not owned by Danfoss or its affiliates or each of the directors and officers of Danfoss, its affiliates, and Sauer-Danfoss. The offer is subject to the waivable condition that the Purchaser directly or indirectly own at least 90% of the outstanding shares of common stock of Sauer-Danfoss following consummation of the Offer.  If, following the consummation of the Offer, the Purchaser together with Danfoss and its subsidiaries collectively own 90% or more of the Sauer-Danfoss shares, then Danfoss and its subsidiaries intend to contribute all of their Sauer-Danfoss shares to the Purchaser, and cause the Purchaser and Sauer-Danfoss to consummate a “short-form” merger under Delaware law in which all shares held by stockholders other than the Purchaser would be converted into the right to receive cash equal to the same price per share as was paid in the Offer.

The offer and withdrawal rights are scheduled to expire at 5:00 PM, New York City time on April 7, 2010, unless the Offer is extended by Danfoss.  Danfoss and its subsidiaries currently own a stake of approximately 75.7% in Sauer-Danfoss.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Sauer-Danfoss common stock. The solicitation of offers to sell shares of Sauer-Danfoss common stock is made pursuant to a tender offer statement on Schedule TO, as it has been amended including Amendment No. 1, and an offer to purchase and related materials filed with the SEC by Danfoss and the Purchaser. Sauer-Danfoss stockholders are urged to read the tender offer statement on Schedule TO, as amended, the offer to purchase, Sauer-Danfoss’s Solicitation/Recommendation Statement on Schedule 14D-9, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov.  Investors can also obtain the tender offer statement and related documents without charge by directing a request to The Altman Group, Inc., the Information Agent for the Offer, at (877) 896-3190.

About Danfoss (www.danfoss.com) Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

IMPORTANT INFORMATION

This material is neither an offer to purchase nor a solicitation of an offer to sell shares of Sauer-Danfoss common stock.  Stockholders of Sauer-Danfoss are advised to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase, and any other documents relating to the tender offer that will be filed with the SEC when they become available, because they will contain important information that Sauer-Danfoss stockholders should consider before tendering their shares. Stockholders of Sauer-Danfoss will be able to obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling The Altman Group, Inc., the Information Agent for the Offer, at (877) 896-3190.